UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549
FORM 11-K

☑	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2005
OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from            to
Commission file number 0-17157
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
NOVELLUS SYSTEMS, INC. RETIREMENT PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
NOVELLUS SYSTEMS, INC.
4000 North First Street
San Jose, CA 95134
408-943-9700

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NOVELLUS SYSTEMS, INC.
Date: June 28, 2006	By:	/s/ William H. Kurtz
William H. Kurtz
Executive Vice President and Chief Financial Officer (Principal Financial Officer)

NOVELLUS SYSTEMS, INC.
RETIREMENT PLAN
Financial Statements and Supplemental Schedule
December 31, 2005 and 2004

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Schedule as of December 31, 2005:
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	9

Consent of Independent Registered Public Accounting Firm (Exhibit 23.1)
EXHIBIT 23.1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and
Plan Administrator of the
Novellus Systems, Inc.
Retirement Plan
We have audited the financial statements of the Novellus Systems, Inc. Retirement Plan (the Plan) as of December 31, 2005 and 2004, and for the years then ended, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ MOHLER, NIXON & WILLIAMS
Accountancy Corporation
Campbell, California
June 21, 2006

NOVELLUS SYSTEMS, INC.
RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS (in thousands)

	December 31,
	2005	2004
Assets:
Investments, at fair value	$145,653	$118,238
Investments, at contract value	—	8,008
Participant loans	2,279	2,225

Assets held for investment purposes	147,932	128,471

Employer’s contribution receivable	4,055	3,570

Net assets available for benefits	$151,987	$132,041

See notes to financial statements.

NOVELLUS SYSTEMS, INC.
RETIREMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS (in thousands)

	For the years ended
	December 31,
	2005	2004
Additions to net assets attributed to:
Investment income:
Dividends and interest	$5,191	$1,327
Net realized and unrealized appreciation in fair value of investments	3,744	2,699

	8,935	4,026

Contributions:
Participants’	15,558	13,065
Employer’s	4,055	3,570

	19,613	16,635

Total additions	28,548	20,661

Deductions from net assets attributed to:
Withdrawals and distributions	9,417	6,642
Administrative expenses	—	39

Total deductions	9,417	6,681

Net increase prior to transfer	19,131	13,980

Transfer of assets:
To the Plan	815	—

Net increase in net assets	19,946	13,980

Net assets available for benefits:
Beginning of year	132,041	118,061

End of year	$151,987	$132,041

See notes to financial statements.

NOVELLUS SYSTEMS, INC.
RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004
NOTE 1 — THE PLAN AND ITS SIGNIFICANT ACCOUNTING POLICIES
General — The following description of the Novellus Systems, Inc. Retirement Plan (the Plan), previously the Novellus Systems, Inc. 401(k) Plan, provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
The Plan is a defined contribution plan that was established in 1989 by Novellus Systems, Inc. (the Company) to provide benefits to eligible employees, as defined in the Plan document. The Plan is designed to conform to provisions of the Internal Revenue Code, as amended (the Code) and the Employee Retirement Income Security Act of 1974, as amended (ERISA).
Administration — The Company has appointed an Administrative Committee (the Committee) to manage the operation and administration of the Plan. The Vanguard Fiduciary Trust Company serves as the Plan trustee. A third-party administrator, The Vanguard Group processes and maintains the records of participant data and serves as the Plan custodian. Expenses for the Plan are primarily paid by the Company. Prior to 2005, Century Business Services, Inc. (CBIZ), processed and maintained the records of participant data, while MCB Trust Services (MCB) and Matrix Capital Bank (Matrix) acted as Plan trustee and custodian, respectively.
Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Basis of accounting — The financial statements of the Plan are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.
Forfeited accounts — Forfeited nonvested accounts are used to pay Plan administrative expenses or applied against matching contributions made by the Company. Forfeitures attributable to the GaSonics International 401(k) Profit Sharing Plan (GaSonics Plan), which was merged into the Plan in 2001, or the SpeedFam Plan, which was merged into the Plan in 2003, are used solely to pay Plan administrative expenses. Approximately $0.1 million of forfeitures were utilized to reduce the Company’s 2005 and 2004 matching contributions.
Investments — Investments of the Plan are held by the trustee and, other than mentioned below, invested based solely upon instructions received from participants. Participants may allocate a maximum of 25% of their deferrals of compensation to the Novellus Unitized Stock Fund (Company Stock Fund), a fund invested primarily in shares of Company common stock. All investment accounts are participant directed except for unvested matching accounts invested in the Company Stock Fund.
The Plan’s investments in mutual funds, a money market fund and the Company Stock Fund are valued at fair value as of the last day of the Plan year, as measured by quoted market prices. Participant loans are valued at cost, which approximates fair value.
Prior to 2005, Plan investments included a pooled account, the Novellus Unitized GIC Fund, that consisted of an investment contract maintained by Nationwide Life Insurance Company (Nationwide) in the Nationwide Fixed Fund and the Novellus Fixed Interest Account. The Nationwide Fixed Fund was fully benefit responsive and, therefore, was reported in the financial statements at contract value. The crediting rates at December 31, 2004 and the average yield for the year then ended was approximately 4.1%. The fair value of the Plan’s investment in the contract approximated the contract value at December 31, 2004. The Novellus Fixed Interest Account consisted of investments in the Oppenheimer Capital Preservation Fund and a Matrix Money Market Fund.

Upon the change in Plan trustee and custodian that was effective in January 2005, the Novellus Unitized GIC Fund was terminated and the assets were transferred to the new custodian.
Income taxes — The Plan has been amended since receiving an opinion letter dated August 22, 2004. The Company believes that the Plan is operated in accordance with, and qualifies under, the applicable requirements of the Code and related state statutes, and that the trust, which forms a part of the Plan, is exempt from federal income and state franchise taxes.
Risks and uncertainties — The Plan provides for various investment options in any combination of investment securities offered by the Plan, including Company common stock. Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks. Due to the risk associated with certain investment securities, it is at least reasonably possible that changes in market values, interest rates or other factors in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.
NOTE 2 — PARTICIPATION AND BENEFITS
Participant contributions — Participants may elect to have the Company contribute up to 100% of their eligible pre-tax compensation not to exceed the amount allowable under current income tax regulations. Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in taxable compensation. Contributions withheld are invested in accordance with the participant’s direction.
Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant’s direction and the Plan’s provisions.
Employer contributions – The Company may make matching contributions with the approval of the Board of Directors. Generally, a participant will share in the matching contribution only if the participant is still employed on the last day of the Plan year and has completed one year of service.
For the years ended December 31, 2005 and 2004, the Company matched 50% of each eligible participant’s contribution under the Plan up to a maximum of the greater of $4,000 or 6% of eligible compensation. Matching contributions for the years ended December 31, 2005 and 2004 were made in shares of the Company’s common stock in the amount of 168,035 and 128,017 shares, respectively. The contributions were valued at approximately $4.1 million and $3.6 million as of December 31, 2005 and 2004, respectively. Matching contributions were transferred into the Plan subsequent to year-end.
The Company is also allowed to make discretionary contributions as defined in the Plan and as approved by the Board of Directors. No discretionary contributions were made for the years ended December 31, 2005 and 2004.
Vesting - Participants are immediately vested in their contributions. Participants are fully vested in the employer’s matching and discretionary contributions allocated to their account after three years of credited service.
Special vesting provisions apply to accounts merged into the Plan from the GaSonics Plan. Participants vest ratably and become 100% vested in matching and profit sharing contributions allocated to their accounts under the GaSonics Plan after four years. Years of vesting service credited under the GaSonics Plan are recognized for vesting purposes.
Accounts merged into the Plan from the SpeedFam Plan are subject to special vesting provisions. Participants are 100% vested in matching and profit sharing contributions allocated to their accounts under the SpeedFam Plan after one and six years, respectively.
Participant accounts — Each participant’s account is credited with the participant’s contribution, Plan earnings or losses and an allocation of the Company’s contribution, if any. Allocation of the Company’s contribution is based on participant contributions or eligible employee compensation, as defined in the Plan.

Payment of benefits — Upon termination, the participants or beneficiaries may elect to leave their account balance in the Plan, or receive their total benefits in a lump sum amount equal to the value of the participant’s vested interest in their account. Distributions are paid in cash, except for distributions from the Company Stock Fund, which may be paid in cash or shares of stock at the election of the participant. The Plan allows for the automatic lump sum distribution of participant vested account balances that do not exceed $1,000 and automatic rollovers to an individual retirement account for accounts that exceed $1,000 but do not exceed $5,000.
Loans to participants — The Plan allows participants to borrow not less than $1,000 and up to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the participant’s vested balance. Such loans bear interest at the available market financing rates and must be repaid to the Plan within a five-year period, unless the loan is used for the purchase of a principal residence in which case the maximum repayment period may be extended. The specific terms and conditions of such loans are established by the Committee. Outstanding loans at December 31, 2005 carry interest rates ranging from 5% to 10.5%.
NOTE 3 — PLAN MERGER/TRANSFER
In May 2005, assets totaling approximately $0.8 million were transferred into the Plan from a plan that previously covered certain individuals in one of the Company’s wholly owned subsidiaries.
NOTE 4 — INVESTMENTS
The following table presents the contract or fair values of investments and investment funds that include 5% or more of the Plan’s net assets at December 31 (in thousands):

	2005
American Funds: The Growth Fund of America	$22,009
Van Kampen Comstock Fund; Class A	10,053
Vanguard 500 Index Fund Investor Shares	11,684
Vanguard Global Equity Fund	13,253
Vanguard Wellington Fund Investor Shares	10,770
Vanguard Retirement Savings Trust	16,962
Novellus Unitized Stock Fund	13,625	*

Other funds individually less than 5% of net assets	49,576

Assets held for investment purposes	$147,932

	2004
Oppenheimer Capital Preservation Fund	$6,861
Nationwide Fixed Fund	8,008
Van Kampen Equity & Income Fund	10,381
Alliance Bernstein Growth & Income Fund	10,100
Oppenheimer Global Fund	11,607
Dreyfus S&P 500 Index Fund	11,394
American Funds Growth Fund of America	20,319
Novellus Unitized Stock Fund	14,338	*

Other funds individually less than 5% of net assets	35,462

Assets held for investment purposes	$128,471

*	Includes nonparticipant directed investments (Note 6)
The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows for the years ended December 31 (in thousands):

	2005	2004
Common stock	$(2,216)	$(6,955)
Mutual funds	5,960	9,656

	$3,744	$2,699

NOTE 5 — PARTY-IN-INTEREST TRANSACTIONS
Effective January 1, 2005, the Plan invests in shares of mutual funds managed by an affiliate of the Vanguard Fidiciary Trust Company. Prior to 2005, Plan investments in the Nationwide Fixed Fund and the Novellus Fixed Interest Account were managed by Nationwide and Matrix, respectively. Any purchases and sales of these funds are open market transactions at fair market value. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.
As summarized in Note 1, participants may elect to invest a portion of their accounts in the common stock of the Company. Aggregate investment in Novellus Systems, Inc. common stock held in the Company Stock Fund was as follows at December 31, 2005 and 2004:

	Number of shares	Fair value
2005	562,588	$13,571,166
2004	503,502	$14,042,671
In addition to the shares of Company common stock, the Company Stock Fund held cash in a money market account of approximately $0.1 million and $0.3 million, respectively, at December 31, 2005 and 2004.
NOTE 6 – PARTICIPANT AND NONPARTICIPANT-DIRECTED INVESTMENTS
Net assets relating to participant and nonparticipant-directed matching accounts included in the Novellus Unitized Stock Fund were approximately $9.6 million and $9.9 million for the years ended December 31, 2005 and 2004, respectively.
The net assets and the significant components of the changes in net assets relating to nonparticipant-directed matching accounts included in the Novellus Unitized Stock Fund are as follows for the years ended December 31 (in thousands):

	2005	2004
Beginning net assets	$470	$762
Contributions made to Plan	365	323
Realized and unrealized gains and losses	(91)	(387)
Transfers to participant directed investments, net	(154)	(214)
Benefits paid to participants	(29)	(14)

Ending net assets	$561	$470

NOTE 7 — PLAN TERMINATION OR MODIFICATION
The Company intends to continue the Plan indefinitely for the benefit of its participants; however, it reserves the right to terminate or modify the Plan at any time by resolution of its Board of Directors and subject to the provisions of ERISA. In the event the Plan is terminated in the future, participants would become fully vested in their accounts.

SUPPLEMENTAL SCHEDULE

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2005

NOVELLUS SYSTEMS, INC.	EIN: 77-0024666
RETIREMENT PLAN	PLAN #001
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2005

		(c)
		Description of investment including maturity
	(b)	date, rate of interest, collateral, par or	(d)	(e)
(a)	Identity of issue, borrower, lessor or similar party	maturity value	Cost	Current value
*	American Funds: The Growth Fund of America	Mutual fund		$22,009,055
*	Columbia Acorn Fund	Mutual fund		6,103,355
*	Federated Kaufmann Fund	Mutual fund		5,911,327
*	Heartland Value Plus Fund	Mutual fund		2,841,362
*	JP Morgan MidCap Value Fund; Select Shares	Mutual fund		3,550,637
*	Mainstay High Yield Corporate Bond Fund; Class A	Mutual fund		976,679
*	Oppenheimer Quest Balanced Value Fund, Class Y	Mutual fund		528,101
*	Rainier: Small/Mid Cap Equity Portfolio	Mutual fund		3,679,667
*	Templeton Foreign Fund	Mutual fund		378,860
*	Van Kampen Comstock Fund; Class A	Mutual fund		10,052,525
*	Vanguard 500 Index Fund Investor Shares	Mutual fund		11,683,593
*	Vanguard Calvert Social Index Fund	Mutual fund		234,503
*	Vanguard GNMA Fund Investor Shares	Mutual fund		2,171,753
*	Vanguard Global Equity Fund	Mutual fund		13,252,834
*	Vanguard Inflation-Protected Securities Fund	Mutual fund		927,665
*	Vanguard Intermediate-Term Investment Grade Fund	Mutual fund		2,060,208
*	Vanguard International Explorer Fund	Mutual fund		4,246,045
*	Vanguard Long-Term Investment Grade- Invest Shares	Mutual fund		1,226,859
*	Vanguard Mid-Cap Index Fund	Mutual fund		2,985,005
*	Vanguard Short-Term Investment Grade Fund	Mutual fund		708,184
*	Vanguard Small-Cap Index Fund Investor Shares	Mutual fund		1,856,909
*	Vanguard Target Retirement 2005 Fund	Mutual fund		64,632
*	Vanguard Target Retirement 2015 Fund	Mutual fund		273,066
*	Vanguard Target Retirement 2025 Fund	Mutual fund		1,668,769
*	Vanguard Target Retirement 2035 Fund	Mutual fund		1,006,558
*	Vanguard Target Retirement 2045 Fund	Mutual fund		695,729
*	Vanguard Target Retirement Income	Mutual fund		48,248
*	Vanguard Total Bond Market Index Fund	Mutual fund		280,481
*	Vanguard Total International Stock Index Fund	Mutual fund		1,876,541
*	Vanguard Wellington Fund Investor Shares	Mutual fund		10,769,827
*	Vanguard Windsor II Fund Investor Shares	Mutual fund		996,607
*	Vanguard Retirement Savings Trust	Common/Collective trust	16,962,101	16,962,101
*	Novellus Unitized Stock Fund (Participant-directed)	Common stock and money market account	19,212,055	13,063,891
*	Novellus Unitized Stock Fund (Nonparticipant-directed)	Common stock and money market account	792,828	561,282
*	Participant loans	Interest rate range of 5.00% to 10.50%		2,278,803

				$147,931,661

*	Parties in interest

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

23.1	Consent of Independent Registered Public Accounting Firm